


RECEIVED
AUG 2 3 2006
151

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America


06016283

15 August, 2006

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Director/PDMR Interests & other

- Butterfield Trust – 14 August 2006
- Anglo Platinum/AA plc – Ralph Havenstein
- SIP – 8 August 2006

AA plc - Purchase of own shares to hold in treasury

- 9 August 2006
- 11 August 2006
- 14 August 2006
- 15 August 2006
- 16 August 2006

PROCESSED
AUG 2 8 2006
THOMSON
FINANCIAL

For and on behalf of Anglo American plc
Yours faithfully

C Marshall
Company Secretarial Assistant
Encs - 40 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Monday 7 August 2006:

1. The SIP trust acquired a total of 8895 ordinary shares at a price of £22.98 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility ("PDMR") of the Company each purchased 6 ordinary shares at a price of £22.98 and were allocated 6 matching shares, free of charge:

R J King	(PDMR)
R Médori	(director)
R S Robertson	(PDMR)
P Smith	(PDMR)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

G A Wilkinson
Deputy Company Secretary
8 August 2006

C:\Documents and Settings\CMarshall\Local Settings\Temporary Internet Files\OLK2\AA LSE Notification - SIP 7 August 2006.doc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 15 August 2006 the independent company referred to in the announcement of 23 March 2006 purchased 200,542 ordinary shares of Anglo American plc at prices between £23.09 and £23.40 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,517,838,485 ordinary shares in issue (excluding treasury shares) and the independent company holds 23,096,189 ordinary shares, representing 1.52 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Nick Jordan
Company Secretary

16 August 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 8 August 2006 the independent company referred to in the announcement of 23 March 2006 purchased 566,226 ordinary shares of Anglo American plc at prices between £22.80 and £23.17 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,517,838,485 ordinary shares in issue (excluding treasury shares) and the independent company holds 22,192,191 ordinary shares, representing 1.46 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

9 August 2006

END.

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 10 August 2006 the independent company referred to in the announcement of 23 March 2006 purchased 348,456 ordinary shares of Anglo American plc at prices between £22.46 and £22.88 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,517,838,485 ordinary shares in issue (excluding treasury shares) and the independent company holds 22,540,647 ordinary shares, representing 1.49 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Company Secretary

11 August 2006

END.

Incorporated in accordance with the laws of England and Wales)
Registered number: 3564138
Registered office: 20 Carlton House Terrace London SW1Y 5AN United Kingdom

Please refer to the attached extract of an announcement by our subsidiary, Anglo Platinum Limited, regarding share dealing by Mr R Havenstein. Mr Havenstein is a Person Discharging Managerial Responsibility (PDMR) of Anglo American plc and this announcement is issued in compliance with the United Kingdom Listing Authority Disclosure Rule 3.1.4.

"Issuer Long Name : Anglo Platinum Limited
Instrument Alpha Code/Ticker Symbol : AMS
ISIN : ZAE000013181

ANGLO PLATINUM LIMITED - DEALINGS IN SECURITIES BY DIRECTORS

In compliance with 3.63 - 3.66 of the Listing requirements, the following information is disclosed:

Name of Director	:	Mr R Havenstein
Name of Company	:	Anglo Platinum Ltd
Date of Transaction	:	8 August 2006
Share Sale Price (per share)	:	R769,00
Amount of Shares	:	6 300 shares
Total Value	:	R4 844 700,00
Class of Security	:	Ordinary shares of 10 cents each
Option Strike Price	:	R236,43
Allocation Date	:	1 July 2003
Vesting Periods	:	9 100 options after 1 October 2003 15 400 options after 1 October 2004 7 800 options after 1 October 2005 15 600 options after 1 October 2006 2 100 options after 1 October 2007 All options must be taken up within 10 years of being granted
Nature of Transaction	:	Exercise of options and sale of shares
Nature of Interest	:	Beneficial
Confirmation of Clearance in terms of paragraph 3.66	:	Confirmed"

10 August 2006

Andy Hodges
Deputy Secretary
Anglo American plc
For and on behalf of Anglo Platinum Limited

ENDS

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 11 August 2006 the independent company referred to in the announcement of 23 March 2006 purchased 200,000 ordinary shares of Anglo American plc at prices between £23.00 and £23.27 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,517,838,485 ordinary shares in issue (excluding treasury shares) and the independent company holds 22,740,647 ordinary shares, representing 1.50 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Company Secretary

14 August 2006

END.

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 23,312,857 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
7 August 2006	124,593
8 August 2006	14,008
9 August 2006	19,481
10 August 2006	20,500
11 August 2006	145,484

The Company was advised of these transactions on 11 August 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

Nick Jordan
Secretary
14 August 2006

Purchases of shares in Anglo American plc

Anglo American plc announces that on 14 August 2006 the independent company referred to in the announcement of 23 March 2006 purchased 155,000 ordinary shares of Anglo American plc at prices between £23.25 and £23.44 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,517,838,485 ordinary shares in issue (excluding treasury shares) and the independent company holds 22,895,647 ordinary shares, representing 1.51 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Nick Jordan
Company Secretary

15 August 2006

END.